ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin
Mary Mast
Irene Paik
Lisa Vanjoske

Re:	Agenus Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Response dated October 7, 2019
File No. 000-29089

Ladies and Gentlemen:

On behalf of Agenus Inc. (the “Company” or “Agenus”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated October 25, 2019 (the “Comment Letter”), with regard to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (filed March 18, 2019). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 1. Business

Our Business, page 3

1. We note your response to our prior comment 2. However, terms such as “best-in-class” and “first-in-class” suggest that the product candidates are effective and likely to be approved. In future filings, please delete these references. If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further

Securities and Exchange Commission

Division of Corporation Finance

November 8, 2019

along in the development process than a third party, you may discuss how your technology differs from existing antibodies and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.

Response:

The Company advises the Staff that it maintains that the applicable product candidates have the potential to be “best-in-class” and/or “first-in-class,” based on the preclinical and clinical data, and other information, provided to the Staff in response to comment 2 in the Company’s letter dated October 7, 2019. In future filings, the Company will revise its disclosure to include cautionary language that such statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval. The Company will also refer to these product candidates in a stage-appropriate way (i.e., preclinical or investigational) to clarify that such product candidates remain in preclinical or clinical trials and have not yet been approved.

Item 1A. Risk Factors

Risks Related to our Tokens, page 36

2. We note your responses to our prior comments 4-10 that you are not pursuing the offering of Tokens and will remove from future filings information regarding the Token offering. Please confirm that you will disclose in future filings, to the extent true, that you are not pursuing the offering of Tokens and have not issued any Tokens.

Response:

The Company acknowledges the Staff’s comment and confirms that in its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019, the Company disclosed that it is not currently offering any Tokens at this time and that it has not issued any Tokens to date.

***

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7663.

Very truly yours,

/s/ Zachary R. Blume

Zachary R. Blume

cc: Evan Kearns (Agenus Inc.)